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The NASDAQ Stock Market, Inc.	NDAQ	Merger of OMX AB and NASDAQ Stock Market, Inc. Call	May 25, 2007
Company	Ticker	Event Type	Date

Filed by The Nasdaq Stock Market, Inc.

pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: OMX AB

MANAGEMENT DISCUSSION SECTION

Operator: Good day everyone and thank you for joining the NASDAQ stock market’s teleconference. All participants will be in a listen-only mode until the question and answer session. To ask a question, please press star one. This conference is being recorded. If you have any objections, please disconnect at this time. Your host for today’s conference is Mr. Vince Palmiere, Vice President of Investor Relations. You may begin, Sir.

Vince Palmiere, Vice President of Investor Relations

Thank you, operator. And thanks everyone for joining us today to talk about NASDAQ and the OMX combination. Joining me are Bob Greifeld, President and CEO of NASDAQ, Magnus Bocker, CEO of OMX, David Warren, NASDAQ’s Chief Financial Officer and Ed Knight, our General Counsel. Following the prepared remarks, we will open up the lines for Q&A and if you haven’t done so already, you can access the release at the NASDAQ Investor Relations website at www.nasdaq.com, and as always if you have any questions afterwards please give me a call at 212-401-8742.

Before we begin, I would like to remind you that certain statements in this prepared remarks and during the subsequent Q&A period may relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. I urge you to read the full disclosure statements concerning such forward-looking statements and the other factors detailed in the company’s Form 10-K and periodic reports with the SEC.

And with that, I will turn the call over to Bob.

Bob Greifeld, President and Chief Executive Officer

Thank you, Vince. Good morning everybody, I appreciate your time here today. As you’ve read with the press release today we announced the transaction with OMX. Let me set out the strategic rationale for the transaction. Magnus will then speak and we will turn it over to questions.

Certainly this transaction serves our purpose of diversification of our revenue streams and that diversification comes really one from a geographic point of view, as the vast majority of our revenue today is US-based that will change significantly post this transaction. In addition, it serves as a diversification of our revenue based upon asset classes. OMX has tremendous expertise across a wide range of asset classes with particular emphasis on the derivatives class.

In addition, when you look at this transaction, you see the two organizations in the exchange base that have really represented innovation and integration. When we look at the OMX firm, we see an organization that has led the world one in becoming public and two in the integration of multiple exchanges into one unified platform. They have delivered that vision for the Nordic marketplace.

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And they have delivered that in a truly integrated fashion where there is one technology platforms serving the former multiple market centers. And when you look across the planet, and you look at the exchange landscape, you see there is only one other exchange who have actually done that. And that is NASDAQ. We have successfully completed the acquisition of Brut, successfully completed the acquisition of Inet, and we have integrated to a single book platform in the fourth quarter of 2006.

What I think is important is when you have these organizations delivering on these type of projects, you develop a similar culture. These organizations have to innovate to survive as we’ve developed over the past 36 years, as we gained traction against New York, we had to scrap for every inch of that progress. In addition, you saw what could have been regional exchanges turn into truly a force in the marketplace. So we have similar cultures and we have the ability to deliver. And as we set out the synergies that were detailed in the press release, you can take great comfort that this combined organization has aims that know how to under promise and over deliver. So we are very comfortable with the numbers that we have set out there.

Now with respect to the European marketplace, we see that it will undergo a series of changes that will be very similar to what we have witnessed in the US as a result of the Reg ATS and Reg NMS. So you will see increasing competition in the European theatre. Now this combined organization and these organizations individually, I think are somewhat unique also in their focus on the customer. We have seen exchange market caps increase in the past years, as volume has skyrocketed, but we have seen a general lack of focus on the needs of the customer. This combined organization has a reputation for driving increased value to our customers to deliver increased services in the competitive world that exist in the US and the competitive world that will exist in the Europe in the post method [ph] environment, this cultural focus on customer delivery and satisfaction will serve us well.

So clearly in the post method world, we have great opportunity to succeed. Also it’s important to recognize with OMX you really have a unique asset and that they have a technology business that has over 60 exchanges as customers. In the world that we have today, we are looking at two basic transaction types in the exchange phase. One is the full MA transaction, and the second is the MOU, the memorandum of understanding. These MoUs have essentially been meaningless, and the merger and acquisition transactions cannot be the only way to go forward, not everybody can merge with everybody else.

Now as a combined organization with global path, we certainly expect to participate in the global consolidation in the years to come if we so choose. But this combined organization has the ability to set a middle path somewhere between the MoU and somewhere between the full merger. With our relationships with these 60 exchanges and most importantly our relationship on a technology basis with these 60 exchanges, we have the ability to integrate additional products and services to these customers of OMX.

It’s important to recognize with the modern exchange, the beating card is technology. And for us to have this technology relationship we were providing that beating card, the 60 exchanges on a global basis will clearly put us at the dead center of the global consolidation talk or the global integration talk in the days, weeks, months, and years to come.

So we are excited about this transaction and we look forward to seeing it through in the months to come. With that I’ll turn the conversation over to Magnus.

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Magnus Bocker, Chief Executive Officer

Thank you, Bob. This is Magnus Bocker, the CEO of OMX. Yes, this is truly a very important day not only for OMX and for Nasdaq, it’s a very important day for the global industry of exchanges. As Bob have described, this is an industry going through a lot of change. But we should also know that it’s a lot of growth in this industry and a lot of growth opportunity. There is an opportunity comes from increased competition and I think will be experienced at NASDAQ that had OMX to look a lot to that organizational and to learn from NASDAQ. We at OMX have built our organization especially over the last few years into a very strong position when it comes to where we are in the technology area with a lot of customers worldwide, we are still continuing to build the profitability of it, but I think we have reached a few steps really in the right direction.

We have also built a very strong exchange business, we’ve built a strong information services business, we are adding on new services. So, we are in a strong position in the exchange industry and to be in that position, to be able to make a choice whether to go forward or to find the right partners, we have made the choice and our choice is NASDAQ. And I think the timing of this transaction therefore is ultimately good.

What I see in this industry in the coming years is a lot of new challenges and opportunities. We should remember that our industry is in terms of comparing with other industries a young industry. It’s still quite immature when it comes to how I would envisage new products, new services to be launched in the years to come. Bringing OMX and NASDAQ together will enable us to do it differently, and therefore I think there is a unique shared culture between the two companies, entrepreneurial, innovative but also focused on profitability and creating results for customers.

And therefore, I would see that the tangible things of these measures will be that the customers, the members trading and the issues will have bigger visibility, it will be more attractive to be listed companies on our exchanges. It will be more attractive to be a trading member and have the ability to trade more shares. The number of listed companies on our two combined will be the largest in the world. We will have nearly 4,000 listed companies on our exchange and that is the biggest in the world. We will also — by putting our technology together, we will make it possible for our members, our issuers to easily access our market much more easily than today.

We will also have a lot of new opportunities in the technology space. We have today 60 clients from an OMX perspective in more than 60 countries, still this is a very fragmented market. We are probably the world leading provider of technology, this [ph] space, but our market share is still very low, is probably 2%. So, it’s a segmented market going to change. There is new opportunities created. And that also goes with the information, the data product, the data services which is still a fairly unexploded area for both of us. And we see here that this is also creating new opportunities where we could share experiences, technologies from our two different regions.

So, bear in mind, I think we are creating something, we’re coming from two positions of strength, but we now bring these two companies together and the support we have had so far from our local markets, I think strengthened that case even more. So, by that introductory remarks, please [indiscernible].

Company Representative

Yes, operator, we’ll open up the questions now.

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QUESTION AND ANSWER SECTION

Operator: Thank you. The question-and-answer session will be conducted electronically. You’d like to ask a question, please do so by pressing the star key followed by the digit one on your touchtone telephone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will pause for a moment to assemble the queue. We will go first to David Grossman with Thomas Weisel.

<Q – David Grossman>: Thank you. Congratulations.

<A – Bob Greifeld>: How are you doing there, David?

<Q – David Grossman>: Good. Thanks. I wonder if I could just ask a quick question about the synergies. I think you talk about both revenue and expense synergies from the merger. Can you give us a sense on how we should think about the timing of both the expense and the revenue synergies out there, different time periods for realization?

<A – Bob Greifeld>: Yes. The first thing I would say is, we’re expecting the transaction to close in the fourth quarter of 2007 and we have laid out 2009 as the point-in-time where the transaction goes accretive to our shareholders. So we’re giving yourself potentially — somewhat over a year to make this pay for our shareholders and as you know, I think most people in the call know, we have two set disciplines with acquisitions, one that to be strategically significant and two is they have to accrete to our shareholders at a reasonable period of time and this transaction needs both of those goals.

<Q – David Grossman>: So would we expect the full expense benefits to be realized in 2009?

<A – Bob Greifeld>: No. I think you’ll follow on expense benefits in 2010.

<Q – David Grossman>: And in terms of the existing debt that you hold is should we be thinking about any need refinance any of that existing debt as a result of adding the incremental debt for this transaction any covenants that need to be renegotiated?

<A – David Warren>: Hi. It is David Warren. The existing credit agreement by their term need to be refinanced. So when we talk about committed financing, we have financing that basically provides for that refinancing as well as for the cash required for this transaction.

<Q – David Grossman>: And can you give us a rough sense of kind of an average rates on the debt?

<A – David Warren>: No. We will certainly be doing that at the appropriate time. All I will say is that we have — as I think it says in the — at least we have a fully committed financing from Banc of America, JP Morgan. This is an attractive credit market and that we have secured I think very good rates.

<Q – David Grossman>: Okay. And just maybe one last question for you Bob? I know this is probably hard answer. But how should we think about kind of announced merger in the context of your current investment in the LSE?

<A – Bob Greifeld>: Yes. We are not going to comment directly on the LSE today. Today is a day about announcing NASDAQ coming together with OMX. You have got the two leading technology providers in the exchange space on a global basis coming together. The two organizations, the proven that they can in fact bring technology synergies and overall synergies from an operation

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from numbers we give out here today as we say, both organizations have a habit of under promising and over delivering. So that’s what we’re talking about today.

<Q – David Grossman>: Very good. Thank you.

Operator: We will take our next question from Roger Freeman with Lehman Brothers.

<Q – Roger Freeman>: Hi. Good morning. Thanks.

<A – Bob Greifeld>: How are you doing there, Roger?

<Q – Roger Freeman>: Yes. Good. Thanks. I guess on the technology front or the platform side, can you just talk a little bit more about what your thoughts there are, Bob, in terms of the platform at OMX? What do you like about what they have and how you think you might integrate that? And maybe Magnus you could to talk your view of NASDAQ particularly around derivatives obviously, Bob you’re looking at starting an options exchange later this year? Any plans around the change?

<A – Bob Greifeld>: Well, I will start one with the technology infrastructure of OMX and what they are endeavoring on its GENIUM project. So it’s our full intention that GENIUM becomes the occupational [ph] platform for the combined organization. It is a messaging bus where we have a set of shared services that we can attach to. It’s also our full intention to hook INET into the GENIUM environment. And understand that OMX is into a lot of different technology solutions, whether it be front or back office or different asset classes. So I think for this call, it is important to recognize that in the technology world that we envision, there will not be any duplication of effort between the different organizations. They will be center of excellence concentrated around a single application. So it’s really what we have done before with all OMX has done, but on a larger and more diverse page [ph].

<A>: And I can also say that we’ve had the opportunity between the technology teams to work quite closely and they have been taken on this sort of very open [ph] nice attitude, which I appreciate and I think we’ve both on both sides seen the positive of what we can do in order to take this forward. I think the INET platform is something quite important to put into this next third generation of technologies that GENIUM represents. And if you can add that in there, that will be of course a natural extension to GENIUM and we could exclude some of the other ideas we had in that space. Of course, from an OMX perspective and some of you know us pretty well, you know that we have a derivatives background and that we have been a lot in derivative markets all over the world. That is an experience that is not only on the technology side, it’s also an experience we have when it comes to operate product development, customer issues, and I hopefully by bringing those two companies together if you take these two benefits of the technology knowledge. And that technology knowledge comes from US, from Europe, and from Asia. And if you can read these two together, with the — those combined effects, I think we have a very, very good platform.

<A>: Yes. I mean clearly the derivatives background and experience that they have on both the US and global bases will be beneficial to the combined organization in a number of ways. I will certainly build plans around that level of knowledge and efficiency.

<Q – Roger Freeman>: [indiscernible] can you give us a little bit of background in terms of when you really started talking in earnest and how the synergy plans have been derived? I mean it — you had the benefit here of doing a friendly deal as opposed to the go around with LSE where I think you were looking a lot of numbers from the outside, so, can you help us with sort of your comfort level? And specifically, when you started talking?

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<A>: Well, one, I will just sense the general context, the exchanges around the planet, ourselves included and I speak for Magnus on that, have spoken on a regular basis. And the real question then is not when we were talking but when did it elevate to a level of seriousness?

<Q – Roger Freeman>: Exactly.

<A>: And I would say just as a general comment, it has been in the last several months with particular intensity obviously in the last couple of weeks with particular intensity in the last couple of days.

<Q – Roger Freeman>: Okay.

<A>: And I think it — I think those organization and that Bob also initiated in his few initial remarks, these [ph] are technology organizations. We are quite familiar with these kind of discussions when we initiate them and talking about synergies and how to take out cost, how to streamline the way we work and I think we are quite used to it. And therefore, it’s felt very natural with numbers on it with significant trust for both Bob and myself.

<A>: When you see the respective technology organizations together in the same room, and see the brainpower start working and understand that this brainpower has delivered on everything that we have asked them to do on a respective basis, they have something special.

<Q – Roger Freeman>: Okay. And then just lastly, sort of, a technical question. I think there was a some language in the document about the deal, I guess the price of OMX was below 190, there is some adjustments to the deal or are if you can walk away, can you just explain with some of the, I guess, walkway provisions are?

<A>: Well, I’ll start. But, one is, where we are quite proud, quite happy, satisfied that you see the collective force of audit for the transaction, and as importantly the larger shareholders on both sides of the equation have expressed their support. And I think you’re referring to the fact that some of the irreversibles have a trigger point in around 190 where those shareholders namely invest on new deal can then reevaluate the position at that particular point in time.

<Q – Roger Freeman>: Got it. Okay. All right. Thank you.

Operator: We will take our next question from Mike Vinciquerra with BMO Capital Markets.

<Q – Mike Vinciquerra>: Thank you. Good morning. I want to ask this question carefully, I guess, but why it seems to me that you saw the better transaction originally was with the London Stock Exchange. When it became apparent, I mean, during the day as the London Stock Exchange or do you — were you always looking at OMX’s potentially 88 tack-on acquisition, something that you could do with the combined organizations later or how are you viewing things say a year ago when you were looking at the exchange landscape?

<A – Bob Greifeld>: Well, I think the important point is that we have considered many different things in exchange base just locally and also internationally, and obviously as hard progresses our relative viewpoints may shift in time. And I think that’s not so much important as we see it today, I think what is important is the fact that we are combining these organizations together, the two premier technology-based organizations in the exchange base as I said in opening comments it is the beating heart of an exchange. I cannot emphasize — overemphasize the technology business they have there’re multiple ways to win. Obviously we have this tremendous pool of talent that will lever in a number of different ways, but then we have this tremendous relationship advantage with over 60 exchanges, which gives us a wonderful opportunity to provide product and services still both from a connectivity point of view you can increase something of couraging a virtual global

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exchange whereas having to go through M&A activity, which is obviously not for everybody. And you have the ability to provide other products and services to these exchanges as you have seen in the NASDAQ while we have certainly focused on product and services for issuer companies that will be a revenue synergy within this transaction, just within the OMX Exchange operation, but clearly has implications for the customer base of the technology part of OMX.

<Q – Mike Vinciquerra>: Sure. Okay. Thank you, Bob. Summing up you mentioned at the listing side, can you just discuss the listing operation at OMX, are you attracting any listings outside of Europe related to the Sarbanes-Oxley is obviously be an issue in the US. Can you talk about your growth there outside of Europe?

<A – Bob Greifeld>: I think, first may be some facts about we are today. The OMX exchanges, they are largely to exchange in the world when it comes to pulp and paper, we are the large exchange when it comes to IT and Telecom, we are the second largest in the world when it comes to fashion industry, and we are the third largest in the world when it comes to machinery. You will find OMX exchanges are quiet uncertain factors are very, very strong exchange, and therefore we’ve had over the time in terms of ability for us to be very attractive. We had not focused on attracting overseas, more focused on getting our market together in order to broaden the base of our end market. That is also one of the reasons why we think this combination, this marriage will let some real supporting facts, because I think we now can attract, especially in certain factors much more, because we have the distribution capacity and creating much more visibility into broader market into the US through this combination. And when we talk about the fact that we have been focused on product and services, and we obviously have direct revenue synergies that we can provide to the OMX marketplace, also to their customers, let’s definitely remind ourselves that we have a focus on the Portal marketplace. We’re incredibly excited about the capital raising activity on the 144A marketplace. And just speaking very plainly, the portal 144A marketplace allows international companies to access the US capital market system at a very low cost. They will not have to worry about Sarbanes-Oxley compliance, US GAAP, and the risk of class action litigation declines dramatically. So you can certainly, you can strew very easily that with OMX, we have the ability to lever the portal markets to their listed companies, their 800 listed companies, and beyond that to their customers of the technology business that could clearly be an example of a product and service that they can bring to their customers. So a lot of different things that will do in this space. I choked, Portal is one thought to get your mind working around that.

<Q – Mike Vinciquerra>: It’s very good, thank you. And then just finally, did I miss — did you guys put out an estimated closing data, I apologize, if I missed it?

<A – Bob Greifeld>: What we said is that given where we are we believe that we will be able to close to the fourth quarter. That’s what we’ve given out.

<Q – Mike Vinciquerra>: Excellent. Thank you, guys.

<A – Bob Greifeld>: Thank you.

Operator: We’ll take our next question from Ken Worthington with JP Morgan.

<Q – Ken Worthington>: Hi, good morning. I wanted to flush out a little bit more the revenue synergies that you have in your presentation. I guess first on issuer services, the dual listings, other exchanges have kind of given away dual listings for free, I guess do you expect to charge for dual listings. On transaction services, you mentioned potential for increased velocity on OMX’s platform, why would that be? And then on information services, can you talk about how your data products, print and OMX’s data products? And look, how you actually will squeeze synergies out there?

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<A – Magnus Bocker>: Okay. Let me go through some of the revenue synergies. One is, we charge for what we call dual listings today and that is certainly a growing part of our business in spite of what you read in the media about Sarbanes-Oxley. So as we said, we had 12 companies outside the US coming to market on NASDAQ in the first quarter of 2007. And then we’re primarily listing other exchanges, home market exchanges. So 10% of our listings come from that. And we think this transaction will certainly accelerate this, and we also think that the Portal offering is part of the access to the US market. We’ll have a great catalyst to that operation. So if we are internationally down this all the account, I can access the main market on NASDAQ or I can have a path to the main market through the Portal offering. So we feel very good about that. With respect to market velocity, it’s important to note that clearly our velocity is higher than that at OMX, and our customers that we have that are anxious to come with us into the Nordic marketplace. There is different pricing mechanisms that we have and different technology that we’ve have.

<A>: And continuing on that one on the different things that we see, we could definitely see the benefits for all these two companies to be, for instance, part of the portal. And that is definitely an interest to do and see that’s an add-on service. But I think that becomes quite natural. I just like to mention some of the numbers that Bob was coming through. Remember that we had over 250% market velocity at NASDAQ while we at the OMX is running at 130. The 130 is up quite dramatically since we are started to break in the Nordic market. I think there is a huge potential to continue to increase the velocity and if we can now broaden the number of members, the number of listed companies, and the visibility of those, I think there is huge opportunity here, but because [ph] we should remember that the Nordic market is a very liquid market seen in the European perspective with over 150 members trading. So I think there you could probably imagine what we can do.

<Q – Ken Worthington>: Thank — thank you. And then, for NASDAQ, have you guys spoken to the rating agencies? You’re taking out a little bit more debt here, have they given you any feedback on how they see the ratings?

<A – David Warren>: It’s David, we have spoken with the rating agencies and we’ll obviously look to them to see what they would put out at this particular point in time. We obviously will have the debt rated, but that process is just beginning.

<Q – Ken Worthington>: Okay. And then I guess with ISE and Deutsche Boerse getting together, I believe that OMX or ISE was a customer of OMX, does the relationship — does that relationship change with that acquisition and I guess how significant a customer were they, is it something that we should be thinking about as we model the combined company?

<A>: I think two things. Firstly, we — from OMX highly regard ISE and what we’ve built — we gave them a wonderful technology, and it gave them a very good position in the US market. They have been very honorable about that technology even in their merger with Deutsche Boerse. We had said from our side that we will be very kind of straightforward, they have a very great technology, we will continue to support that. We hope that that will continue as of now going into the future. However, I think also since you might imagine us coming from the track record of bringing companies together, not specifically towards ISE but we’re looking into the full business. We have of course brought on some dissynergies as a general concept of bringing two companies together. So we are cautious also that could see effects, I don’t want to go into the specifics, but we are cautious.

<Q – Ken Worthington>: Okay. Great, thank you very much.

Operator: We will go next to [indiscernible].

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<Q>: Yes, and good afternoon and good morning. Four questions if I may, the first question is what will you do with regards to OMX’s acquisition strategy in Europe, will it continue in the second path that OM [ph] has started before? The second question is about EDX, what are your plans with this joint venture with the LSE, would you plan to remain a participant there, a minority participant? And then, what measures did you use to value — to evaluate the deal apart from the EPS accretion measure? And then the final question, are you in any way related to 11.2 million plunge [ph] that we’ve seen in LSE shares recently — in the past week? Thank you.

<A>: Okay. I will take the first one, OMX has truly been a very capable, able, and effective acquirer, and by that we mean they actually complete what they say they are going to do will deliver returns to both investors and shareholders, and we expect that progress to continue in the days to come.

<A – Bob Greifeld>: When it comes to EDX London, I think the way you look into that business, it’s in reality distribution of Scandinavian derivative products. They have just initiated to Russian related product but in reality if you’re looking into it, it’s mostly a distribution of Scandinavian products. We are very satisfied with the set up in the opportunity for us to in a real-time link and then one order book for both markets is a very interesting concept, but I think you could utilize in much more different markets. I think that this transaction not in anyway is affecting that, I think we both us and that we will see the benefits of that one, but the future might bring but we’re seeing then. With respect to the EPS, we certainly use that as a dominant measure but not the only measure it is the primary way we communicate to the Street, but any other standard metrics is can be used — is used to evaluate the scale.

<A – David Warren>: No. I am — this briefly — clearly we do — we did look at this transaction in terms of the synergies, the contribution that those synergies will have to be increased combined results; we will also analyze this from multiples perspectives and other factors. But primarily this is a transaction that does transform and does that value.

<Q>: I mean, the EPS accretion measure effectively is not a really good one I mean you can buy — if use cash equity or cash from EPS, you can make any company you buy which is earning. But from a return on invested capital perspectives have you looked at that? Have you looked at buying back your shares versus doing this deal, I mean how does you expect to buying back shares for example?

<A – Bob Greifeld>: Before David jumps in again, I would just say this, we have an incredibly capable Board and incredibly capable management team, I think you’re aware that on our Board we have two of the leading private-equity firms involved with us in a very substantial way. So the level of specifications and the analysis of this transaction or any transaction we do is I think second to none.

<Q>: I don’t have any doubt about that. I just wanted for you to share with us what some — what you’re using in terms of measures.

<A – Bob Greifeld>: I mean we have looked at this, and the positive NPB and IRR are due to synergies that are in the deal valued today.

<Q>: Okay.

<A – Bob Greifeld>: And with respect to the last question I am not going to respond to it directly, but I will state to you that this management team has been incredibly occupied for the last several days making this transaction happen. And I am focused on just this one topic. So, we would have enough time to talk about anything that you’re referring to on your fourth question.

<Q>: Okay. Thank you very much for your answer.

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Operator: We will take the next question from Rich Repetto with Sandler O’Neill.

<A – David Warren>: How you doing?

<A – Bob Greifeld>: Hi, Rich.

<Q – Rich Repetto>: Doing okay. The first question is for David. Do you have any guidance on what the blended tax rate going forward would be once after you close the deal?

<A – David Warren>: No. Not at this time, but we will obviously as we move forward.

<A – Bob Greifeld>: The comment from OMX, they are [indiscernible] commented that, as you all know we have seen taxes across the OMX, now we have after-tax cost of 22 to 24% to the last period of time, so, David, we can share experiences here, yes.

<A – David Warren>: Yes. We would like to hear experience better than ours.

<A – Bob Greifeld>: I would — I think that would be something you might be able to leverage?

<A>: The stand-alone [indiscernible] trying, right Rich? We come together with their stand-alone positions, but beyond where we would be able to achieve beyond that, we haven’t said.

<Q – Rich Repetto>: Okay. And then I know you said accretive in ‘09, Dave in any way should we just model the expense and revenue synergies straight line then in ‘08?

<A – David Warren>: We are not really giving any color on that. I think at this point you need to make some assumptions about how you want to model them. We will say more about it later, but I think what Bob has also said is that we will see synergies being achieved beyond ‘09 as well.

<Q – Rich Repetto>: Okay.

<A>: That’s good then.

<Q – Rich Repetto>: Okay. And the very last question would be, Bob, you mentioned — we discussed it has been discussed OMX does provide technology to the ISE and I just want to see does this firmly sort of how — sort of plant your strategy as a build versus a buy strategy in the auctions and then how much of a role was you are getting — the derivative technology sites going to US derivatives. Is that a big factor because it is sort of coincidental ISE, you will get close, you said the discussions really ramped over the last few days and go on OMX for a number of years and provides excellent technology to like ISE.

<A – Bob Greifeld>: Let me try to answer your question as directly as I can. Clearly, we have a great appreciation for the derivatives knowledge and the technology associated with derivatives that OMX brings to the table. We have also independently set on a clear path to build on options exchange and that progress will be I think augmented and enhanced by this transaction in the days to come. So, we feel very good about that. And I would just bring you back to the fact that the technology business is beneficial on its face based upon the explicit revenue associated with that. We think it has great opportunity for improving margins in the quarters to come and we think with the general trend towards increased competition between markets there will be more participants rather than less and OMX is uniquely positioned to benefit from that broad trend line. I also direct you to the fact that the relationships associated with that technology business cannot — cannot be overestimated, it could be as simple as something as our shareholder.com product, being able to have a more effective global distribution quicker these 60 exchanges. It could be basic assembling

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of a virtual type exchange by allowing different exchanges who will share of our technology platform to our reporters between each other. It could be as I will repeat on the listing side, the formal market is a tremendous entry-level where a vast number of companies coming to the US and we will lever both the OMX Direct 800 customers and others. So, it is just wonderful and unique opportunity for us in and again what is impressive is this is an organization that delivers. In the exchange space you do not have that many — not many at all well-run functioning organizations to the credit of and his team have done a remarkable job. And we have a great cultural set as we share that common heritage about operational excellence.

<Q – Rich Repetto>: Thanks a lot. That’s helpful. Are you going to shut down bids?

<A>: You’re kidding.

<Q – Rich Repetto>: Thanks, it’s helpful.

<A – Bob Greifeld>: Thank you, Rich, for that latest calendar. We are going to be the best technology provider to the exchange base OMX really is. But we’re going — I should say Magnus we’re going to continue to do that.

<A – Magnus Bocker>: Absolutely, and together we will be even stronger.

<Q – Rich Repetto>: I would suspect that, thank you.

Operator: We will take our next question from Patrick Pinschmidt with Merrill Lynch.

<Q – Patrick Pinschmidt>: Thank you. The release mentions building out a London present, maybe talk about that as to what the strategy is there? Is this part of your post method strategy and to be going after listings great points?

<A>: I think what we see right now in the sort of — we are not post method yet, we also still pre and we don’t really know when the post period will enter. Technically we know, but not in reality. What we have seen in Europe going on right now is a lot of different initiatives both when you come to the regulatory issues like we have seen in Boat and Turquoise and Plus Market Group and the Yellow Submarine, and there is a lot of best friends initiatives. We think we could play a very good role supporting our customers, because this is a customer support issue. Most of our customers, which we work with on a daily basis is part of this and they from time to time in different the consolations ask us how could we be part of that support. We don’t — we realized we will not be part of everything, but some of them we think we could play a very natural role. So far I think you might have — some of you have seen that we are part of supporting the plus market group and their endeavors. And I can hope that we will see more. So, out of London with England as a better half to support this, they had either New York or the Nordic regions, we should remember that OMX already got a operations out of London, where we have staffing a very skilled number of staff working in this sector through just leverage out from that, we might add some more management capacity into it. That is the first one. The second one that we intend to work out of London is also all our — and I think we have got that question earlier, what we do in the Central and Eastern Europe. That part is still a very small part of what we do or we can do at the growth rate of that area is significantly higher than any markets in the world, so with the assets that we both have and by technology, by the knowledge of how to operate exchanges, building knowledge of how to cooperate between exchanges, I think most of — many of you have seen what we can do in the Central and Eastern Europe. That is also something that we intend to run out of London, which we think will benefit those countries. So, there is — we have a line of four to six different businesses that would — this was true — most important that we intend to run out of London. The major reason why putting it there is the need of deed, to sort of to make it happen faster and we think we can do it out of London.

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<Q – Patrick Pinschmidt>: So, were these initiatives that are enhanced now with the merger and with the deal with NASDAQ or is this something you’re planning in any event?

<A>: We were to some extent planning it, but it will definitely be enhanced by this combination, because NASDAQ brings I would say a trust brand to it, but it really will be the ability for the ones that want [indiscernible] into New York. It will create another level of trust and confidence that you ease by hooking up to us, you could actually go further on. So, I think for many of the countries, especially in the Central and Eastern Europe, I think definitely this is something we could leverage from, everything from olden to [indiscernible] but today small markets, but the growth rate is high.

<A>: Yes, and I think by definition, anything that we do in the international sphere will include the connections in a meaningful way to the US market. And again that is a part and parcel of the technology business, a second order benefit which will come a very strategic, very quickly to us.

<Q – Patrick Pinschmidt>: And then in terms of the projections for accretive and shortly after over 12 months, what extent will that rely on revenue synergy?

<A – Magnus Bocker>: David, I don’t think that we broke that out. We talked — we broke out the — we broke it out, it’s 150 and 160 revenue on a 100 expense, but we didn’t break it any further than that.

<Q – Patrick Pinschmidt>: But, I mean, is it fair to assume that the deal will turn accretive in 2009 phase overwhelmingly on the expense synergies?

<A – Magnus Bocker>: I would say this much, we have the expense energies phased in sooner than the revenue synergies, and you can draw your conclusion from that.

<Q – Patrick Pinschmidt>: Okay, great. Thank you, guys.

Operator: We’ll take our next question from Chris Allen with Banc of America.

<Q – Chris Allen>: Hi, guys. How are you doing?

<A>: Hi, Chris.

<Q – Chris Allen>: Just, not to harp on the revenue synergies, but I’m just trying to understand like where they really are going to come from, you talked about linkage to the US markets, but there are different regulatory frameworks in the different markets. So I’m not sure what the linkage really gets you and you talked about US broker dealers filing on next data, a lots of them are mistake and they can only buy the data. So could you flush it out for me little bit more on your revenue synergies side like what is it really tangible? That will be helpful.

<A>: Definitely, and maybe I just start with the premise that we are under promising and we’ll over deliver as we done certainly, certainly during, I am sure, at NASDAQ and I think OMX shares at same philosophy. So first, on the revenue side, we have the market velocity impact to the transaction. So your market velocity Magnus is what?

<A – Magnus Bocker>: 130.

<A>: Versus ours is at 250. So we understand quite precisely what are the differences in the market structure, the customer base, the technology, the connectivity. And we intend to lever that as soon as possible to not so much, and our plans get a velocity up to 250 which certainly is possible, but some level higher than what it is today. And it doesn’t take too many turns in the dial

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as a dramatic impact on profitability when you’re running a fixed cost platform. So that that’s locked and loaded. With respect to data, what you say is true. You have a discreet Nordic feed, you have a discreet US feed. We have got an increasingly accretive with our data products, of that business is led by Adena Friedman is doing some wonderful work in that space. So you have to — you will start thinking about more customized feed to the, US centric, Nordic centric or European centric, and we built the technologies will allow us to slice and dice these feeds in more precise ways for our customers. And you saw in our performance in 2007 that the data products itself which was relatively more abound three to four years ago, now takes on a new level of excitement and this will just allow us to take that further along. So we are certainly excited about that. The distribution network of having the two markets tie together, I have spoken directly about PORTAL, but let us understand, that every CCG product that we have developed or built over the last several years is directly applicable to the Nordic market, directly applicable to a large number of those 60 customers of OMX has in the technology business. It doesn’t take too much of an assumption to put some pretty big numbers as a result of that. And we can have an incredibly low market share penetration and have a disproportionate impact upon our bottom line. Thanks, Bob. I just want to add one thing that was maybe on the information services. I think if you compare the two organizations, we are maybe acting and looking at the same way. If you go back a few years, we are mostly just distribution very raw data without really refining and making it a valuable asset to the receiver. We started in our mags [ph] a year and half ago, starting to invest in this area. We have unbundled and bundled the services and what you have seen in the P&L over the last year and a half that the revenue has now slowly taking off, because we add more services to it. I think if we could take more of the US information into our feeds, into our local customers, if you could, from a US perspective, bring some of the very highly active traded stocks, an information from the European markets into sort of NASDAQ bundled information to special customers, I think it’s a great opportunity. So we are very hands-on, very practical on how to add on new services in order to make more money out of it. And I think the list of that from the guys working with that, I think, looks very promising.

Operator: We will take our next question from Edward Ditmire with Fox-Pitt.

<Q – Edward Ditmire>: Good morning, guys.

<A – Magnus Bocker>: How you doing?

<A – Bob Greifeld>: How you doing?

<Q – Edward Ditmire>: I was wondering if I could ask a little more on your plan for financing the deal, kind of the next stage pass the initial financing. Should we either use your history as a guide and how you finance the INET and what followed or what you guys would laid out in the scenario, if you had completed the LSE acquisition, you had talked about doing a bond offering? And I guess, one of the most important things is, would you consider doing a stock offering at some point to reduce your financial leverage? And where do you — how comfortable do you feel with your initial financial leverage?

<A – David Warren>: Well, it’s David. First of all, we feel very comfortable with the initial financial leverage. It works very well within the assumptions that we are making for the transaction, certainly can be supported. I think with respect to the rest of your question, I think, we are essentially looking at once the financing is in place, we will then be looking at opportunities to optimize the balance sheet as we look forward. And so at any point in time, that can be one or a combination of other acquisitions, buying back stock, or paying down debt. Last part of your question in terms of whether or not we would actually issue equity to pay down debt. I think as we think about it, there is certainly always a possibility, but if you are focused on the cash generative aspect of these businesses and how they will strengthen with the synergies that we achieve, you really have a tremendous amount of opportunity for reinvestment just for that cash.

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Operator: We will take our next question Rob Rutschow with Deutsche Bank.

<Q – Rob Rutschow>: Hi, good morning.

<A – Bob Greifeld>: How you doing?

<Q – Rob Rutschow>: Good. I am wondering if you guys could tell us how much of the expense, I mean, do you expect to realize by the end of 2008?

<A – David Warren>: We haven’t broken it out that way. We probably will sometime in the future would direct me into the fact that we are staying within our discipline that we expect to deal the current, not too much after one year. We will obviously be doing some good hard work in 2008 to make it happen and again I direct you to the fact that both of these teams have a proven track record of delivering on these type of endeavors.

<Q – Rob Rutschow>: Okay. And will the expense savings be fully realized by the end of 2010?

<A – Magnus Bocker>: Well, we operate in a culture here where we are continuously seeking efficiency. So here in NASDAQ alone, as I think you know, we are coming to the tail end of the road map that we laid out for the external world three years ago. We are also actively engaged in the process of new roadmap, clearly the slope won’t be a steep but there is always new and better and more efficient ways to do things. So there will always be a continued tightening of expenses in the organization. So, there is no end date for that.

<Q – Rob Rutschow>: Okay.

<A – David Warren>: Based on the assumption that we had discussed with respect to question with expense synergies that we have assumed be achieved by 2010 and the answer is, they will. But on Bob’s point we are always looking for additional opportunities.

<Q – Rob Rutschow>: Okay. And the last question is, can you give us a little bit more detail on how you expect to cut out with the expenses that of OMX base, I think it’s about 27%. Is that primarily coming from combining the cash equities and the how do you go back doing that or is there other expense that you can cut out?

<A – David Warren>: I think the better way to look at is, it is around 12% of the combined operation. So one of the first rules is to make sure that you spend up a culture where it’s pure [indiscernible] there is not going to be one particular pain point that we look at. But clearly there is infrastructure savings that will come and there will be technology savings that will come. And there will be general administration savings that will come.

<A – Bob Greifeld>: The majority will be on the technology side, no doubt about that. And technologies that will — when the combine the two trading systems, bringing them together, we have data centers from an OMX perspective in the both US and Europe and few places in Asia. I think we have a lot of opportunities here [indiscernible] and so forth.

<Q – Rob Rutschow>: Okay.

<A – Bob Greifeld>: Vince, we have done here?

<A – Vince Palmiere>: Just to wrap it up.

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The NASDAQ Stock Market, Inc.	NDAQ	Merger of OMX AB and NASDAQ Stock Market, Inc. Call	May 25, 2007
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<A – Bob Greifeld>: I am sorry, but we do have two wrap it up. We have other things to move on, but we acknowledge talking to you later in the day and days and weeks to come. We appreciate your time this morning. Thank you.

<A – Vince Palmiere>: Thank you very much. We are very excited about this.

Operator: Thank you. This does conclude today’s conference. You may disconnect at this time.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and Nasdaq caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving Nasdaq and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in Nasdaq’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on Nasdaq’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While Nasdaq reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by Nasdaq in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and Nasdaq expect that Nasdaq will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Nasdaq that also constitutes a prospectus of Nasdaq. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by Nasdaq with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing Nasdaq’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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